Suite 835 – 1100 Melville Street Vancouver, BC V6E 4A6 Office: (604) 568-2496 Fax: (604) 568-1540 www.argentexmining.com info@argentexmining.com

Argentex Mining Announces Commencement of a Strategic Review

Vancouver, B.C., July 22, 2014 -- Argentex Mining Corporation (“Argentex” or the “Company”) (TSX-V: ATX, OTCQB: AGXMF) announces that the Special Committee formed by the Board to oversee discussions regarding a potential business combination with Austral Gold has recommended that the company undertake a broader review of strategic alternatives.

CEO and President Michael Brown commented “Discussions with Austral Gold have not culminated in a business combination and we believe we should now conduct a full review of our opportunities. The recent activity in Argentina’s resource sector coupled with the advance of our Pingüino project, our exceptional team of exploration professionals and cash in treasury puts us in a great position to evaluate a range of options.”

About Argentex

Argentex Mining Corporation is an exploration company focused on developing its advanced Pingüino silver-gold project located in Santa Cruz, Patagonia, Argentina. In total, Argentex owns 100% of 100,000+ hectares of highly prospective land located in the Santa Cruz and Rio Negro provinces.

Shares of Argentex common stock trade under the symbol ATX on the TSX Venture Exchange and under the symbol AGXMF on the OTCQB.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

On behalf of Argentex Mining Corporation:

"Michael Brown"
President and CEO

For additional information please contact:

Contact Information:
Argentex Mining Corporation
Michael Brown
President & CEO
604-568 2496
604-568-1540 (FAX)
info@argentexmining.com
www.argentexmining.com

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as "expects", "intends", "plans", "may", "could", "should", "anticipates", "likely", "believes" and words of similar import also identify forward-looking statements.

Forward-looking statements in this news release include “believe that recent activity in Argentina’s resource sector coupled with the advance of our Pingüino project, our exceptional team of exploration professionals and cash in treasury puts us in a great position to evaluate a range of options”. Actual results may differ materially from those currently anticipated due to a number of factors beyond the Company's control. These risks and uncertainties include, among other things, management's assumptions about the availability of the necessary consultants and capital and the risks inherent in Argentex's operations, including the risks that the Company may not find any minerals in commercially feasible quantity or raise enough money to fund its exploration plans. These and other risks are described in the Company's Annual Information Form and other public disclosure documents filed on the SEDAR website maintained by the Canadian Securities Administrators and the EDGAR website maintained by the Securities and Exchange Commission.